Orion Engineered Carbons seeking to close carbon black plant in France

Luxembourg - June 3, 2016 - Orion Engineered Carbons S.A. (NYSE: OEC), a worldwide supplier of specialty and high-performance Carbon Black, today announced that the management of its company in France, Orion Engineered Carbons SAS has begun consultations with the Works Council at its Ambѐs, France facility in order to implement a restructuring and down staffing with a potential cessation of production at the site by the end of 2016.

Jack Clem, Orion’s group CEO, said that in order for the group to remain competitive in today’s global marketplace, it must fully utilize the capabilities of its carbon black operations, concentrating resources at more efficient facilities and those capable of producing technically special and unique grades that can compete in today’s challenging environment.

“Orion remains committed to maintaining its position as the leading producer of specialty carbon blacks and a major supplier of carbon blacks to the global rubber industry,” he added. “The consolidation of the Orion group’s manufacturing operations in Europe would be another step in improving our sustainability to better serve our existing markets particularly those requiring more specialized products to meet their end customers’ demands.”

The French Orion plant employs approximately 40 people.

“We regret the impact this restructuring may have on our employees and their families,” said Clem. “The men and women who work in our Ambѐs carbon black operation have always worked diligently to support the company." Clem said the local management will work with the employee representatives to assist employees directly impacted by a potential closure with a comprehensive social plan.

According to Clem, in the event manufacturing is stopped the plant would be deactivated simultaneously with the depletion of the existing stocks, thus fulfilling ongoing existing customer commitments until depletion.

Ambѐs is a commune located in the Aquitaine region in the south-west of France, 20 km from Bordeaux and 480 km from Paris. The facility in Ambѐs was founded by the American Philips Petroleum Company and Continental Carbon Company in 1959 and began operations in 1960 as Cofrablack. It was purchased by Degussa, the predecessor to Orion Engineered Carbons, in 1986.

About Orion Engineered Carbons S.A.

Orion Engineered Carbons is a worldwide supplier of Carbon Black. The company offers standard and high-performance products for Coatings, Printing Inks, Polymers, Rubber and other applications. Our high-quality Gas Blacks, Furnace Blacks and Specialty Carbon Blacks tint, colorize and enhance the performance of plastics, paints and coatings, inks and toners, adhesives and sealants, tires, and manufactured rubber goods such as automotive belts and hoses. With 1,530 employees worldwide, Orion Engineered Carbons runs 15 global production sites and four Applied Technology Centers. For more information visit our website www.orioncarbons.com.

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Contact
Orion Engineered Carbons S.A.
Investor Relations
Diana Downey, +1 832 445-3865
Investor-Relations@orioncarbons.com